UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)


                    Under the Securities Exchange Act of 1934


                         CALYPTE BIOMEDICAL CORPORATION
                                (Name of Issuer)

                           COMMON STOCK $.03 PAR VALUE
                         (Title of Class of Securities)

                                    131722100
                                 (CUSIP Number)

                          Walter G. Van Dorn, Jr., Esq.
                           Thacher Proffitt & Wood LLP
                           Two World Financial Center
                            New York, New York 10281
                                 (212) 912-7400
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 Not Applicable
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 16 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 131722100               SCHEDULE 13D                PAGE 2 OF 16 PAGES


1        NAME OF REPORTING PERSON:  Marr Technologies BV

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (voluntary):

_________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
         (see instructions)                                              (b) [ ]
________________________________________________________________________________
3        SEC USE ONLY

________________________________________________________________________________
4        SOURCE OF FUNDS (see instructions)
                           WC
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                             [ ]
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           The Netherlands
________________________________________________________________________________
      NUMBER OF            7        SOLE VOTING POWER
        SHARES                      0 (See Item 5)
     BENEFICIALLY                   __________________________
       OWNED BY            8        SHARED VOTING POWER
         EACH                       38,915,151
      REPORTING                     __________________________
        PERSON             9        SOLE DISPOSITIVE POWER
         WITH                       0 (See Item 5)
                                    __________________________
                           10       SHARED DISPOSITIVE POWER
                                    38,915,151
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                           38,915,151 (See Item 5)
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                          [ ]

________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           28.5% (See Item 5)
________________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           CO

CUSIP NO. 131722100               SCHEDULE 13D                PAGE 3 OF 16 PAGES


1        NAME OF REPORTING PERSON:  Marr Technologies NV

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (voluntary):

_________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
         (see instructions)                                              (b) [ ]
________________________________________________________________________________
3        SEC USE ONLY

________________________________________________________________________________
4        SOURCE OF FUNDS (see instructions)
                           AF
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                             [ ]
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Netherlands Antilles
________________________________________________________________________________
      NUMBER OF            7        SOLE VOTING POWER
        SHARES                      0 (See Item 5)
     BENEFICIALLY                   __________________________
       OWNED BY            8        SHARED VOTING POWER
         EACH                       38,915,151
      REPORTING                     __________________________
        PERSON             9        SOLE DISPOSITIVE POWER
         WITH                       0 (See Item 5)
                                    __________________________
                           10       SHARED DISPOSITIVE POWER
                                    38,915,151
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                           38,915,151 (See Item 5)
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                          [ ]

________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           28.5% (See Item 5)
________________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           CO

CUSIP NO. 131722100               SCHEDULE 13D                PAGE 4 OF 16 PAGES


1        NAME OF REPORTING PERSON:  Marr Technologies Limited

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (voluntary):

_________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
         (see instructions)                                              (b) [ ]
________________________________________________________________________________
3        SEC USE ONLY

________________________________________________________________________________
4        SOURCE OF FUNDS (see instructions)
                           AF
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                             [ ]
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Mauritius
________________________________________________________________________________
      NUMBER OF            7        SOLE VOTING POWER
        SHARES                      0 (See Item 5)
     BENEFICIALLY                   __________________________
       OWNED BY            8        SHARED VOTING POWER
         EACH                       38,915,151
      REPORTING                     __________________________
        PERSON             9        SOLE DISPOSITIVE POWER
         WITH                       0 (See Item 5)
                                    __________________________
                           10       SHARED DISPOSITIVE POWER
                                    38,915,151
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                           38,915,151 (See Item 5)
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                          [ ]

________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           28.5% (See Item 5)
________________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           CO

CUSIP NO. 131722100               SCHEDULE 13D                PAGE 5 OF 16 PAGES


1        NAME OF REPORTING PERSON:  Marr Group Holdings Limited

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (voluntary):

_________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
         (see instructions)                                              (b) [ ]
________________________________________________________________________________
3        SEC USE ONLY

________________________________________________________________________________
4        SOURCE OF FUNDS (see instructions)
                           AF
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                             [ ]
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Mauritius
________________________________________________________________________________
      NUMBER OF            7        SOLE VOTING POWER
        SHARES                      0 (See Item 5)
     BENEFICIALLY                   __________________________
       OWNED BY            8        SHARED VOTING POWER
         EACH                       38,915,151
      REPORTING                     __________________________
        PERSON             9        SOLE DISPOSITIVE POWER
         WITH                       0 (See Item 5)
                                    __________________________
                           10       SHARED DISPOSITIVE POWER
                                    38,915,151
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                           38,915,151 (See Item 5)
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                          [ ]

________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           28.5% (See Item 5)
________________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           CO

CUSIP NO. 131722100               SCHEDULE 13D                PAGE 6 OF 16 PAGES


1        NAME OF REPORTING PERSON:  Marat R. Safin

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (voluntary):

_________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
         (see instructions)                                              (b) [ ]
________________________________________________________________________________
3        SEC USE ONLY

________________________________________________________________________________
4        SOURCE OF FUNDS (see instructions)
                           AF and PF
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                             [ ]
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Britain
________________________________________________________________________________
      NUMBER OF            7        SOLE VOTING POWER
        SHARES                      330,000 (See Item 5)
     BENEFICIALLY                   __________________________
       OWNED BY            8        SHARED VOTING POWER
         EACH                       38,915,151
      REPORTING                     __________________________
        PERSON             9        SOLE DISPOSITIVE POWER
         WITH                       330,000 (See Item 5)
                                    __________________________
                           10       SHARED DISPOSITIVE POWER
                                    38,915,151
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                           38,245,151 (See Item 5)
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                          [ ]

________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           28.8% (See Item 5)
________________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           IN

CUSIP NO. 131722100               SCHEDULE 13D                PAGE 7 OF 16 PAGES

                           STATEMENT FOR SCHEDULE 13D

                           This Amendment No. 3 to Schedule 13D relates to
common stock of Calypte Biomedical Corporation (the "Company"). This Amendment No. 3 amends the initial statement on Schedule 13D ("Initial Statement") filed with the Securities and Exchange Commission on September 8, 2003 by Marr Technologies BV ("MTBV") and Amendments No. 1 and No. 2 to the Initial Statement (the "Amendments") filed with the Securities and Exchange Commission on October 1, 2003 and October 8, 2003, respectively, by MTBV. Entities and individuals that could be deemed to share voting and dispositive power due to their direct or indirect ownership of MTBV were inadvertently not included in previous filings. The Initial Statement and the Amendments are amended as follows:

Item 2.           Identity and Background

                       This Schedule 13D is filed by MTBV, Marr Technologies NV, Marr Technologies Limited, Marr Group Holdings Limited (the "Reporting Companies") and Marat R. Safin (together with the Reporting Companies, "Joint Filers"). A Joint Filing Agreement is attached hereto as Exhibit 1.

                       MTBV is incorporated in the Netherlands. MTBV's principal business is as a holding company for investments principally in the technology sector. The address of its principal office is Strawinskylaan 1431, 1077XX, Amsterdam, the Netherlands.

                       Marr Technologies NV is incorporated in the Netherlands Antilles. Marr Technologies NV's principal business is as a holding company. The address of its principal office is Van Engelenweg 21 A, Curacao, Netherlands Antilles.

                       Marr Technologies Limited is incorporated in Mauritius. Marr Technologies Limited's principal business is as a holding company. The address of its principal office is Suite 240, Barkly Wharf, Le Caudan Waterfront, Port Louis, Mauritius.

                       Marr Group Holdings Limited is incorporated in Mauritius. Marr Group Holdings Limited's principal business is as a holding company. The address of its principal office is Suite 240, Barkly Wharf, Le Caudan Waterfront, Port Louis, Mauritius.

                       Marat R. Safin is a British citizen. Mr. Safin's principal business is serving as Director of Marr Group Holdings Limited. The address of his principal business and its principal office is Suite 240, Barkly Wharf, Le Caudan Waterfront, Port Louis, Mauritius.

                  The names of all directors and executive officers of the Reporting Companies, and their respective addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any

CUSIP NO. 131722100               SCHEDULE 13D                PAGE 8 OF 16 PAGES

corporations or other organizations in which such employment is conducted, are set forth in Schedule I hereto, which Schedule is incorporated herein by reference.

                  During the last five years, neither the Joint Filers nor, to the best of the Joint Filers' knowledge, any of the persons listed in Schedule I hereto, has been convicted in a criminal proceeding or been a party in a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the company or such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

                  Janak K. Basnet, a director of Marr Technologies Limited and Marr Group Holdings Limited, purchased 2,530,454 shares of common stock of the Company and sold 98,359 shares of common stock of the Company, over a period beginning on May 15, 2003 and ending on November 18, 2003. Mr. Basnet spent a net amount of $1,932,559.00 in making such sales and purchases. Mr. Basnet funded such purchases from personal funds.

                  Marat R. Safin, one of the Joint Filers, purchased 330,000 shares of common stock of the Company, over a period beginning on August 26, 2003 and ending on August 27, 2003. Mr. Safin spent $62,831.00 in making such purchases. Mr. Safin funded such purchases from personal funds.

                  Except as disclosed above, none of the directors and officers of the Reporting Companies own any shares of the Company. Except MTBV, none of the Reporting Companies hold shares of the Company directly.

Item 4.           Purpose of Transaction

                  The Joint Filers and the persons listed on Schedule I hereto who own shares of the common stock of the Company acquired such shares for investment purposes.

Item 5.           Interest in Securities of the Issuer

                  Janak K. Basnet, a director of Marr Technologies Limited and Marr Group Holdings Limited, has sole voting and dispositive power with respect to 2,432,095 or approximately 1.8% of the 136,381,689 shares of common stock of the Company outstanding. The following table sets forth a description of the transactions effected by Mr. Basnet in the class of securities reported herein in the past 60 days, all of which were open market transactions effected on the Over the Counter Bulletin Board.

Date                                Number of Shares          Price Per Share
----                                ----------------          ---------------
9/29/2003                           100,000                   $1.3700

CUSIP NO. 131722100               SCHEDULE 13D                PAGE 9 OF 16 PAGES


9/29/2003                           71,000                        $1.3250
9/29/2003                           29,000                        $1.3300
9/29/2003                           100,000                       $1.3600
9/29/2003                           500                           $1.2095
9/29/2003                           2,500                         $1.2100
9/30/2003                           119,500                       $1.3100
9/30/2003                           19,390                        $1.3000
9/30/2003                           78,225                        $1.3000
9/30/2003                           500                           $1.3090
9/30/2003                           21,775                        $1.2900
9/30/2003                           130,610                       $1.2950
10/1/2003                           50,000                        $1.2020
10/9/2003                           -3,400                        $1.3600
11/3/2003                           50,000                        $1.0150
11/3/2003                           50,000                        $1.0000
11/3/2003                           50,000                        $0.9500
11/3/2003                           50,000                        $0.8450
11/5/2003                           100,000                       $1.1500
11/5/2003                           100,000                       $1.1700
11/5/2003                           50,000                        $1.1600
11/10/2003                          20,000                        $1.0250
11/14/2003                          -500                          $0.9280
11/14/2003                          -82,400                       $0.9500
11/14/2003                          -2,659                        $0.9458
11/14/2003                          -2,500                        $0.9456
11/14/2003                          -6,900                        $0.9400
11/14/2003                          100,000                       $0.6401
11/14/2003                          14,454                        $0.6208

                Marat R. Safin has sole voting and dispositive power with respect to 330,000 or approximately 0.2% of the 136,381,689 shares of common stock of the Company outstanding.

                The Joint Filers have shared voting and dispositive power with respect to 38,915,151 or approximately 28.5% of the 136,381,689 shares of common stock of the Company outstanding.

                Except as disclosed above or already reported in the Initial Statement or the Amendments, none of the Joint Filers or their directors and executive officers have effected transactions in the class of securities reported herein in the past 60 days.

Item 6. Contracts, Arrangements, Understandings and Relationships With Respect to Securities of the Issuer.

                None.

CUSIP NO. 131722100               SCHEDULE 13D               PAGE 10 OF 16 PAGES

Item 7.         Material to be Filed As Exhibits.

                Attached hereto as Exhibit 1 is a Joint Filing Agreement among the Joint Filers.

CUSIP NO. 131722100               SCHEDULE 13D               PAGE 11 OF 16 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true and complete.

Dated:  November 28, 2003

                                                       MARR TECHNOLOGIES BV


                                                By:    /s/ Christian Strik
                                                       -------------------------
                                                       Name:  Christian Strik
                                                       Title: Director


                                                       MARR TECHNOLOGIES NV


                                                By:    /s/ George Praag
                                                       -------------------------
                                                       Name:  George Praag
                                                       Title: Director of C.T.M.
                                                              Corporation N.V.

                                                       MARR TECHNOLOGIES
                                                       LIMITED


                                                By:    /s/ Marat R. Safin
                                                       -------------------------
                                                       Name:  Marat R. Safin
                                                       Title: Director

                                                       MARR GROUP HOLDINGS
                                                       LIMITED

                                                By:    /s/ Marat R. Safin
                                                       -------------------------
                                                       Name:  Marat R. Safin
                                                       Title: Director


                                                       MARAT R. SAFIN


                                                       /s/ Marat R. Safin
                                                       -------------------------

CUSIP NO. 131722100               SCHEDULE 13D               PAGE 12 OF 16 PAGES



                                   SCHEDULE I

                              MARR TECHNOLOGIES BV

                        DIRECTORS AND EXECUTIVE OFFICERS

                  The names, residence or business addresses, present principal occupation and citizenship of the directors and executive officers of Marr Technologies BV are set forth below.


           NAME                PRESENT PRINCIPAL               ADDRESS                  CITIZENSHIP
          ----                    OCCUPATION                   -------                  -----------
                                  ----------
      Christian Strik         Attorney at Law and       Strawinskylaan 1431,          The Netherlands
                              Tax Advisor               1077XX Amsterdam,
                                                        The Netherlands

CUSIP NO. 131722100               SCHEDULE 13D               PAGE 13 OF 16 PAGES


                                   SCHEDULE I

                              MARR TECHNOLOGIES NV

                        DIRECTORS AND EXECUTIVE OFFICERS

                  The names, residence or business addresses, present principal occupation and citizenship of the directors and executive officers of Marr Technologies NV are set forth below.


           NAME                PRESENT PRINCIPAL               ADDRESS                  CITIZENSHIP
          ----                    OCCUPATION                   -------                  -----------
                                  ----------
  C.T.M. Corporation N.V.     Corporate Director        Van Engelenweg 21 A,          Netherlands Antilles
                                                        Curacao, Netherlands
                                                        Antilles

CUSIP NO. 131722100               SCHEDULE 13D               PAGE 14 OF 16 PAGES


                                   SCHEDULE I

                            MARR TECHNOLOGIES LIMITED

                        DIRECTORS AND EXECUTIVE OFFICERS

                  The names, residence or business addresses, present principal occupation and citizenship of the directors and executive officers of Marr Technologies Limited are set forth below.


           NAME                PRESENT PRINCIPAL               ADDRESS                  CITIZENSHIP
          ----                    OCCUPATION                   -------                  -----------
                                  ----------
      Marat R. Safin          Company Director          46 Clapham Common             Britain
                                                        North Side
                                                        London SW4 0AA
                                                        United Kingdom

      Janak K. Basnet         Company Director          Lorne House North             Britain
                                                        Castletown
                                                        Isle of Man
                                                        IM9 1AZ
                                                        British Isles

CUSIP NO. 131722100               SCHEDULE 13D               PAGE 15 OF 16 PAGES


                                   SCHEDULE I

                           MARR GROUP HOLDINGS LIMITED

                        DIRECTORS AND EXECUTIVE OFFICERS

                  The names, residence or business addresses, present principal occupation and citizenship of the directors and executive officers of Marr Group Holdings Limited are set forth below.


           NAME                PRESENT PRINCIPAL               ADDRESS                  CITIZENSHIP
          ----                    OCCUPATION                   -------                  -----------
                                  ----------
      Marat R. Safin          Company Director          46 Clapham Common             Britain
                                                        North Side
                                                        London SW4 0AA
                                                        United Kingdom

      Janak K. Basnet         Company Director          Lorne House North             Britain
                                                        Castletown
                                                        Isle of Man
                                                        IM9 1AZ
                                                        British Isles

CUSIP NO. 131722100               SCHEDULE 13D               PAGE 16 OF 16 PAGES


EXHIBIT 1
JOINT FILING AGREEMENT

                  Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Dated: November 28, 2003

                                                       MARR TECHNOLOGIES BV


                                                By:    /s/ Christian Strik
                                                       -------------------------
                                                       Name:  Christian Strik
                                                       Title: Director


                                                       MARR TECHNOLOGIES NV


                                                By:    /s/ George Praag
                                                       -------------------------
                                                       Name:  George Praag
                                                       Title: Director of C.T.M.
                                                              Corporation N.V.

                                                       MARR TECHNOLOGIES
                                                       LIMITED


                                                By:    /s/ Marat R. Safin
                                                       -------------------------
                                                       Name:  Marat R. Safin
                                                       Title: Director

                                                       MARR GROUP HOLDINGS
                                                       LIMITED

                                                By:    /s/ Marat R. Safin
                                                       -------------------------
                                                       Name:  Marat R. Safin
                                                       Title: Director


                                                       MARAT R. SAFIN


                                                       /s/ Marat R. Safin
                                                       -------------------------